United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__ .)

Purchases of equity securities by the issuer and affiliated purchasers on November 30, 2021

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				140,675,321	2.74%	2.74%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				140,675,321	2.74%	2.74%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on November 30, 2021

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				72,521,783	1.41%	1.41%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	J.P. Morgan CCVM SA	Buy	10/29/21	900,000	71.94557	64,751,016.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	11/03/21	3,000,000	67.61027	202,830,810.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	11/05/21	1,551,800	64.79988	100,556,448.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	11/08/21	725,000	66.41070	48,147,758.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	11/10/21	328,300	65.45170	21,487,793.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	11/12/21	480,300	68.48792	32,894,749.00
Shares	VALE4	J.P. Morgan CCVM SA	Buy	11/16/21	565,200	66.87643	37,798,556.00
Shares	VALE5	Citigroup Global Markets Brasil CCTVM S/A	Buy	11/17/21	629,900	66.20059	41,699,750.50
Shares	VALE6	Citigroup Global Markets Brasil CCTVM S/A	Buy	11/19/21	319,400	63.92066	20,416,260.00
Ending balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				81,021,683	1.58%	1.58%

Company: MBR S.A.
Beginning balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on November 30, 2021

Company: Vale Holdings B.V.
Beginning balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				57,032,870	1.11%	1.11%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	J.P. Morgan Securities Inc.	Buy	10/29/21	1,727,000	12.82452	124,980,853.63
ADS	VALE	J.P. Morgan Securities Inc.	Buy	11/03/21	2,000,000	12.03783	136,441,602.34
ADS	VALE	J.P. Morgan Securities Inc.	Buy	11/05/21	1,600,000	11.73479	104,120,404.84
ADS	VALE	XP Investments US	Buy	11/08/21	882,600	12.10090	59,411,033.41
ADS	VALE	XP Investments US	Buy	11/10/21	650,000	12.00154	42,585,665.93
ADS	VALE	XP Investments US	Buy	11/12/21	525,800	12.67353	36,116,806.57
ADS	VALE	Bradesco Securities Inc	Buy	11/16/21	530,000	12.17741	35,350,009.31
ADS	VALE	XP Investments US	Buy	11/17/21	670,000	12.01646	44,275,005.82
ADS	VALE	Bradesco Securities Inc	Buy	11/19/21	380,600	11.54090	24,415,088.74
Ending balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				65,998,870	1.29%	1.29%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: December 10, 2021		Head of Investor Relations